SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Petco Health and Wellness Company, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

71601V105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 71601V105	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:
		0
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		75,243,136(1)
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		0
	8	SHARED DISPOSITIVE POWER:

		75,243,136(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

75,243,136(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

30.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) These shares consist of 59,765,368 shares of Class A Common of the issuer (“Class A Shares”), and 15,477,768 shares of Class B-1 Common Stock of the issuer (“Class B-1 Shares”), held directly by Scooby Aggregator, LP. Such shares reflect the proportional interest of Canada Pension Plan Investment Board (“CPP Investments”) in the issuer’s shares held by Scooby Aggregator, LP. Scooby Aggregator, LP directly owns 184,714,921 Class A Shares, including 37,790,781 Class B-1 Shares. The general partner of Scooby Aggregator LP is Scooby Aggregator GP LLC, a member-managed limited liability company whose sole member is Scooby LP. Scooby LP beneficially owns such 184,714,921 Class A Shares directly owned by Scooby Aggregator, LP. The general partner of Scooby LP is Scooby GP LLC, a member-managed limited liability company whose sole members are CVC Pet LP and CPP Investments. Both CVC Pet LP and CPP Investments have material consent rights with respect to the actions of Scooby GP LLC. Each Class B-1 Share is convertible into one Class A Share at the option of the holder. As a condition to such conversion, the holder of the Class B-1 Shares to be converted must direct a holder of shares of Class B-2 common stock of the issuer (“Class B-2 Shares”) to transfer an equal number of Class B-2 Shares to the issuer.

(2) Based on (x) a total of 230,697,818 Class A Shares outstanding as of December 5, 2023, as disclosed in the issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2023 plus (y) 15,477,768 Class A Shares assuming conversion of 15,477,768 Class B-1 Shares into Class A Shares, reflecting CPP Investment’s proportional interest in the 37,790,781 Class B Shares directly held by Scooby Aggregator, LP.

CUSIP No. 71601V105	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Petco Health and Wellness Company, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

10850 Via Frontera

San Diego, California 92127

Item 2(a).	Name of Person Filing

Canada Pension Plan Investment Board

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Person is as follows:

One Queen Street East

Suite 2500

Toronto, Ontario

M5C 2W5

Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Class A Common Stock

Item 2(e).	CUSIP Number

71601V105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

CUSIP No. 71601V105	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Item 9 on page 2.
(b)	Percent of Class: See Item 11 on page 2.
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on page 2.
(ii)	shared power to vote or to direct the vote: See Item 6 on page 2.
(iii)	sole power to dispose or to direct the disposition of: See Item 7 on page 2.
(iv)	shared power to dispose or to direct the disposition of: See Item 8 on page 2.

CPP Investments holds common and preferred securities in Scooby LP of which the preferred securities are non-voting securities. Scooby LP beneficially owns 184,714,921 Class A Shares of the issuer (including 37,790,781 Class B-1 Shares of the issuer), all of which are directly held by Scooby Aggregator, LP. The number of Class A Shares set forth herein for CPP Investments reflects CPP Investment’s proportional interest in the securities directly held by Scooby Aggregator, LP based on its proportional interest in the common securities of Scooby LP.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 71601V105	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
	Name:	Patrice Walch-Watson
	Title:	Senior Managing Director, General Counsel and Corporate Secretary